EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces 2011 Third Quarter Financial Results

OAKVILLE, ON, Nov. 10, 2011 /CNW/—Algonquin Power & Utilities Corp. (TSX: AQN), today announced financial results for the third quarter ended September 30, 2011, with results showing increased revenue, earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and net earnings compared to the previous year.

Financial Highlights:

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For the third quarter of 2011, revenue was $66.0 million as compared to $44.8 million in the third quarter of 2010. The increase in revenue over 2010 is primarily the result of a subsidiary of Liberty Utilities Co. (“Liberty Utilities”) acquiring a California-based electricity distribution utility and related generation assets (“CalPeco”) at the beginning of 2011, the effect of increased hydrologic resources compared to the comparable period in 2010, and revenue increases from rate case approvals for Liberty Utilities’ rate regulated water businesses. For the first nine months of 2011, APUC generated revenue of $204.6 million as compared to $131.9 million in the first nine months of 2010.

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Adjusted EBITDA (“Adjusted EBITDA”) was $25.8 million in the third quarter of 2011 as compared to $17.7 million in the third quarter of 2010. The increase in Adjusted EBITDA is primarily related to the acquisition of CalPeco, revenue increases from rate case approvals in Liberty Utilities’ rate regulated businesses, and improved hydrology at Algonquin Power Co.’s (“APCo”) renewable energy facilities. APUC generated Adjusted EBITDA of $80.9 million for the first nine months of 2011 as compared to $54.3 million for the first nine months of 2010.

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APUC reported net earnings in the third quarter of 2011 of $19.6 million or $0.16 per share as compared to net earnings of $1.3 million or $0.01 per share for the third quarter of 2010. For the first nine months of 2011, APUC reported net earnings of $31.9 million or $0.29 per share as compared to $2.3 million or $0.02 per share for the first nine months of 2010.

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APUC reported adjusted net earnings of $21.4 million or $0.18 per share in Q3 2011 as compared to adjusted net earnings of $1.2 million or $0.01 per share in Q3 2010. APUC reported adjusted net earnings of $34.9 million or $0.31 per share for the first nine months of 2011 as compared to adjusted net earnings of $4.3 million or $0.05 per share for the first nine months of 2010.

Performance, Operational, and Growth Highlights:

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In the third quarter of 2011, APCo’s Maritime region experienced hydrologic resources significantly higher than long-term averages, resulting in electrical energy production which was approximately 166% above production forecast based on long-term average resources, and the Quebec, New York and New England regions also experienced hydrologic resources higher than long-term averages, resulting in energy production between 15—25% above long-term averages. The Manitoba region experienced wind resources above long-term averages, producing 5% above long-term averages. The Western and Saskatchewan regions experienced hydrologic and wind resources between 5—8% below long-term averages and the Ontario region experienced hydrologic resources of approximately 20% below the long-term average.

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During the third quarter, the rate regulated water businesses owned by Liberty Utilities experienced revenue increases in both its water distribution and wastewater treatment business of 43% and 14% respectively. The increases are primarily due to the implementation of rate increases at several facilities in 2010.

•	During the third quarter, revenue generated by CalPeco from net energy sales totalled U.S. $6.9 million. As CalPeco was acquired on January 1, 2011 there are no comparable results for 2010.

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During the quarter on July 25, 2011, APCo issued $135 million in Senior Unsecured Debentures. The net proceeds from the Senior Unsecured Debentures were used to repay the outstanding senior debt at the St. Leon wind facility and to reduce amounts outstanding under APCo’s senior revolving credit facility (the “Facility”). The Senior Unsecured Debentures mature on July 25, 2018, and bear interest at a rate of 5.50% per annum, calculated semi-annually payable on January 25 and July 25 each year, commencing on January 25, 2012.

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On July 26, 2011, APCo announced the execution of a 25-year power purchase agreement with Manitoba Hydro in respect of a 16.5MW expansion of APCo’s existing St. Leon wind energy project (“St Leon II). Permitting for the expansion project was completed in 2010 with construction having commenced in the third quarter of 2011. St. Leon II is expected to be commissioned in the first quarter of 2012 with total estimated capital costs of approximately $29.5 million. In the first full year of production following commissioning, APUC anticipates generating annual gross revenues of $3.8 million.

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On August 11, 2011, the Board of Directors of APUC approved a dividend increase of $0.02 annually bringing the total annual dividend to $0.28, paid quarterly at the rate of $0.07 per common share. This increase follows a previous dividend increase of $0.02 annually in March of this year. The dividend increase is consistent with APUC’s stated strategy of delivering total shareholder return comprised of attractive current dividend yield and capital appreciation founded on increased earnings and cash flows.

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Subsequent to the end of the third quarter, APUC completed a public offering (the “Offering”) of 16,879,000 common shares at a price of $5.65 per share, for gross proceeds of approximately $95.3 million. The net proceeds of the Offering will be used to fund a portion of the investment related to previously announced growth initiatives for both Liberty Utilities and APCo to partially repay existing indebtedness and for other general corporate purposes.

“In addition to delivering strong operational results from our existing businesses, the third quarter has seen a continued focus on the regulatory approval processes related to our committed power and utility growth initiatives”, commented Chief Executive Officer Ian Robertson. “We are confident that these growth initiatives in both our independent power and regulated utilities businesses will continue to drive future earnings and cash flows.”

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 9:00 a.m. eastern time on Friday, November 11, 2011, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, November 11, 2011

Start Time: 9:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3414.

Conference ID#: 4481633

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4481633# from November 11, 2011 until November 25, 2011.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 21 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905)465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 18:42e 10-NOV-11